UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement.

On April 23, 2020, Naked Brand Group Limited (the “Company”), through its wholly owned subsidiary FOH Online Corp. (“FOH”), entered into an Amended and Restated License Agreement (the “A&R Agreement”) with ABG-Frederick’s of Hollywood, LLC (“ABG”). The A&R Agreement amends and restates in its entirety that certain License Agreement between the parties, dated as of June 18, 2015 (as previously amended, the “Prior Agreement”). The A&R Agreement will become effective January 1, 2021 and have an initial term lasting until December 31, 2025. FOH will have nine options to renew the A&R Agreement for a period of five years each. The Prior Agreement will remain in effect until effective date of the A&R Agreement.

Pursuant to the A&R Agreement, FOH will continue to have a license to use certain Frederick’s of Hollywood trademarks to manufacture and sell certain lingerie, sleepwear, and swimwear products (the “Licensed Products”), in the United States, Australia, and New Zealand, through the Frederick’s of Hollywood website and through retail channels owned and/or operated by FOH and its affiliates, including the Company’s other wholly owned subsidiary, Bendon Limited. The license to use the trademarks to sell the Licensed Products through the Frederick’s of Hollywood website is exclusive.

Under the A&R Agreement, FOH will pay ABG certain royalties and will pay a portion of net sales of the Licensed Products to a common marketing fund. In addition, FOH committed to spend a portion of net sales of the Licensed Products on advertising.

The A&R Agreement contains certain customary representations and warranties of the parties and customary indemnification provisions. ABG has the right to suspend or terminate the A&R Agreement upon the occurrence of certain events, including upon a failure to make payment when due or upon a material uncured or repetitive breach of the agreement.

The foregoing description of the A&R Agreement is not complete and is qualified in its entirety by reference to the full text of the A&R Agreement, which is incorporated herein by reference and attached hereto as Exhibit 10.1.

On April 29, 2020, the Company issued a press release announcing FOH’s entry into the A&R Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Amended and Restated License Agreement, dated as of April 23, 2020, by and between ABG-Frederick’s of Hollywood, LLC and FOH Online Corp.*

99.1	Press release.

*	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 30, 2020
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman

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